Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

October 23, 2020

By EDGAR

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Sergio Chinos

Asia Timmons-Pierce

Re:	Kensington Capital Acquisition Corp.

Registration Statement on Form S-4

Filed September 21, 2020

File No. 333-248930

Ladies and Gentlemen:

On behalf of our client, Kensington Capital Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in the letter dated October 19, 2020 addressed to the Company with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

Form S-4 filed September 21, 2020

General

1.

Please expand your cover page disclosure to briefly discuss the contemplated dual-class structure and the relative voting rights of New QuantumScape’s Class A and Class B common stock. In addition, please expand your risk factor disclosure to discuss the impact the dual class structure will have on the ability of Class B holders to control matters requiring a shareholder approval, including election of directors and amendments to organizational documents, as well as approval of major corporate transactions. Furthermore, please add risk factor disclosure to discuss, as applicable, your controlled company status, exemptions you may use for governance rules, whether your dual class structure could inhibit inclusion in certain stock market indices, and potential adverse effects on your market price and liquidity.

The Company has revised the disclosure on the cover page and on page 58 in response to the Staff’s comment. The Company notes that New QuantumScape will not be a “controlled company” for purposes of applicable stock exchange rules. In order to assist investors, the beneficial ownership table has been updated to include the voting power of the stockholders listed on the table.

2.	Please revise the cover page to prominently disclose that the public shareholders will only have a 1.28% voting power.

The Company has revised the disclosure on the cover page in response to the Staff’s comment.

3.	Please tell us how, in the event the exchange ratio is increased, any additional shares to be issued would be registered under the Securities Act of 1933.

Under the Business Combination Agreement, the exchange ratio is increased only if there is a decrease in the number of shares of QuantumScape outstanding at closing (or issuable upon commitments outstanding at closing). As a result, the aggregate number of shares issuable on an increase in the exchange ratio is approximately the same as would be the case if there is no such increase (there could be a difference of literally a few more or less shares depending on whether the number of shares held by existing holders get rounded up or down as a result of such increase in the exchange ratio). This is why the Company has registered a few more shares than appear in the number of shares of New QuantumScape owned by stockholders as set forth in the Registration Statement.

4.	Please revise your disclosure to describe any pending material litigation relating to the business combination transaction.

The Company has revised the disclosure on pages 26, 61 and 106 to reflect events that occurred after the Registration Statement was initially filed.

Questions and Answers About the Business Combination, page 7

5.

Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

6.	Please add a question and answer highlighting any material differences in the rights of security holders as result of the dual class structure.

The Company has revised the disclosure on page 11 in response to the Staff’s comment.

Q. What vote is required to approve the proposals presented at the special meeting of stockholders?, page 11

7.	Please revise to state that Kensington’s Sponsor, officers, directors, and independent directors have agreed to vote in favor of the Business Combination.

The Company has revised the disclosure on page 12 in response to the Staff’s comment.

Q. What interests do Kensington’s current officers and directors have in the Business Combination?, page 13

8.	Please revise the first bullet point, and elsewhere, to provide the consideration paid for the Sponsor Shares and Private Warrants.

The Company has revised the disclosure on pages 14, 30, 64, 87 and 103 in response to the Staff’s comment.

9.

We note that you intend to include the value of the Sponsor Shares and Private Warrants as of the record date for the special meeting. In your next amendment please fill in the brackets to include the value as of the most practicable date.

The Company has revised the disclosure on pages 14, 30, 64, 87 and 103 in response to the Staff’s comment.

10.	Please revise the third bullet to quantify the value of the warrants that will be issued upon conversion of the $75,000 loan to 75,000 warrants.

The Company has revised the disclosure on pages 14, 30, 64, 87, 103 and 216 in response to the Staff’s comment.

11.	Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.

The Company has revised the disclosure on pages 14, 30, 31, 64, 87, 88 and 103 in response to the Staff’s comment.

12.	Please revise the sixth bullet here and on pages 29 and 61 to disclose the compensation to be paid to DEHC.

The Company has revised the disclosure on pages 14, 31 and 65 in response to the Staff’s comment.

Ownership of New QuantumScape After the Closing, page 30

13.

We note that you are registering 199,527,807 Class A Common Stock and 169,272,193 Class B Class B [sic] Common to be issued to QuantunScape [sic] in connection with the business combination. However, it appears reflected here are inconsistent with number of total shares being registered. Please advise.

See response to Comment #3 above.

Risk Factors, page 30

14.

We note that Volkswagen will own 22-24% of the company and will have certain board appointment rights. Please consider including risk factor related to Volkswagen level of ownership and board appointment rights in the combined company. Please also update your disclosure on page 10 to reflect Volkswagen ownership interest in the combined company.

The Company has revised the disclosure on pages 10 and 68 in response to the Staff’s comment.

The Proposed Bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware, page 63

15.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We note that your forum selection provision designates the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please also ensure that your disclosures here and on page 222 are consistent with the scope of Article XI of your Proposed Bylaws.

The Company has revised the disclosure on pages 67 and 235 in response to the Staff’s comment.

The Background of the Business Combination, page 88

16.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, termination fee and dual class structure. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

The Company has revised the disclosure on pages 93, 94 and 95 in response to the Staff’s comment.

17.	Please elaborate on what led to Kensington’s management team initial meeting with QuantumScape’s management team.

The Company has revised the disclosure on page 94 in response to the Staff’s comment.

18.

We note your disclosure that the business combination transactions with other potential targets were ultimately not pursued. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued.

The Company has revised the disclosure on page 93 in response to the Staff’s comment.

19.

We note your disclosure that that on September 15, 2020, the Kensington Board unanimously re-confirmed its approval of the Business Combination Agreement and approved Amendment No. 1 to the Business Combination Agreement. Please revise to include the nature of the amendment and the negotiations and that led to the amendment.

The Company has revised the disclosure on page 97 in response to the Staff’s comment.

20.	Please elaborate on the role of UBS Securities LLC and Goldman Sachs.

The Company has revised the disclosure on page 96 in response to the Staff’s comment.

Certain QuantumScape Projected Financial Information, page 93

21.

Please revise to include assumptions reflected in your Investor Presentation filed as Exhibit 99.3 to Form 8-K filed on September 3, 2020. In addition, please revise your filing to include all material information found in the Investor Presentation.

The Company has revised the disclosure on pages 101 and 102 in response to the Staff’s comment.

Proposal No. 4 - The Dual Class Charter Proposal, page 127

22.

Please revise to disclose the general effect of shareholder approval including, but not limited to, the effect that your dual class structure will have on Class A shareholders’ ability to influence corporate matters.

The Company has revised the disclosure on page 134 in response to the Staff’s comment.

Proposal No. 5 - The Additional Charter Proposal, page 128

23.

We note that you plan to amend your charter to make such other changes that the Kensington Board deems appropriate for a public operating company. Please identify all the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment in proxy statement. For example, we note that your second amended and restated certificate of incorporation does not contain an exclusive forum provision.

The Company has revised the disclosure on pages 136 and 137 in response to the Staff’s comment.

Information about QuantumScape, page 147

24.

We note your disclosure that you intend to work closely with other automotive OEMs to make your solid-state battery cells widely available over time. Please elaborate on your plans to sell your solid-state battery cells to other automotive including your timeframe to do so. Please address any limitations that may presented given your partnership with Volkswagen. For example, please clarify whether you are obligated to fulfill Volkswagen’s demands before you can sell your solid-state battery cells to other automotive OEMs. Please also clarify whether the joint venture partners will equally share in the revenues generated from your factories.

The Company has revised the disclosure on pages 157, 163, 164, 165 and 166 in response to the Staff’s comment.

25.	Please expand this section to include the information required, to the extent necessary, under Items 101(h)(v) and 101(h)(ix) of Regulation S-K.

The Company has revised the disclosure on pages 157 and 158 in response to the Staff’s comment.

Joint Venture Relationship, page 156

26.	Please revise to disclosure the materials terms of your joint venture, including, but limited to the, capital contribution obligations of the parties and termination rights.

The Company has revised the disclosure on pages 165 - 168 in response to the Staff’s comment.

Recent Developments, page 167

27.	Please revise to include the dates of the grants referenced in this section.

The Company has revised the disclosure on page 179 in response to the Staff’s comment.

Commercialization, page 170

28.	We note your disclosure that you have validated capabilities of your solid-state separator and battery technology in single layer cells. Please clarify what you mean by validated in your disclosure.

The Company has revised the disclosure on page 182 in response to the Staff’s comment.

VGA Letter Agreement on Earmarked Funds, page 182

29.	Please revise to disclose the amount of funds to be held in a separate account.

The Company has revised the disclosure on pages 195 and 219 in response to the Staff’s comment.

Description of Securities Prior to the Business Combination, page 223

30.	Please ensure that your disclosure on page 235 is consistent with your prior disclosures and Article XII of your existing certificate of incorporation.

The Company has revised the disclosure on page 248 in response to the Staff’s comment.

Annex A, page A-1

31.	Please revise to include Exhibit B. We note that the certificate of incorporation was revised in connection with Amendment No. 1 Business Combination

The Company has included revised Exhibit B to Annex A in response to the Staff’s comment.

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6454.

Very truly yours,

/s/ Charles A. Samuelson
Charles A. Samuelson

cc:	Justin Mirro

Chairman and Chief Executive Officer

Kensington Capital Acquisition Corp.

Michael Danaher, Mark Baudler

Wilson Sonsini Goodrich & Rosati, P.C.